UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2007
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37660

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 16

Additional Information (Note A):	17

Schedule of Assets (Held at End of Year)

Signatures	47

Exhibits	48

Note A:
Other supplemental schedules required by Section 2520.10310 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the periods then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 PricewaterhouseCoopers LLP
 Philadelphia, Pennsylvania
 June 30, 2008

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and December 31, 2006
(in thousands)

		December 31,			December 31,
		2007			2006
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,485,704	$95,025	$1,580,729	$1,379,266	$102,961	$1,482,227

Receivables:

Sponsor	29,415	3,869	33,284	31,009	3,382	34,391

Other	1,435	1,352	2,787	1,394	802	2,196

Total assets	1,516,554	100,246	1,616,800	1,411,669	107,145	1,518,814

Liabilities

Accrued expenses	12	17	29	13	16	29

Other liabilities	2,339	1,370	3,709	987	879	1,866

Total liabilities	2,351	1,387	3,738	1,000	895	1,895

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,102)	--	(3,102)	8,231	--	8,231

Net assets available
for plan benefits	$1,511,101	$98,859	$1,609,960	$1,418,900	$106,250	$1,525,150

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Periods Ended December 31, 2007 and December 31, 2006
(in thousands)

		December 31, 2007			December 31, 2006
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income (loss)
Interest	$27,555	$-	$27,555	$28,848	$--	$28,848
Dividends	67,710	2,840	70,550	58,845	3,324	62,169
Net appreciation (depreciation) in fair value of
investments	34,503	4,074	38,577	27,345	14,469	41,814
Net investment gain (loss)	129,768	6,914	136,682	115,038	17,793	132,831
Participant contributions	80,729	-	80,729	69,396	-	69,396
Plan Sponsor contributions	29,415	3,869	33,284	31,009	3,382	34,391

Total additions	239,912	10,783	250,695	215,443	21,175	236,618

Deductions from net assets:

Distributions to and withdrawals
by participants	159,653	6,052	165,705	187,168	5,213	192,381
Administrative expenses	180	-	180	164	-	164

Total deductions	159,833	6,052	165,885	187,332	5,213	192,545
Interfund transfers, net	12,122	(12,122)	-	16,713	(16,713)	-
Net increase (decrease) in net assets	92,201	(7,391)	84,810	44,824	(751)	44,073
Net assets available for plan
benefits at beginning of period	1,418,900	106,250	1,525,150	1,374,076	107,001	1,481,077
Net assets available for plan
benefits at end of period	$1,511,101	$98,859	$1,609,960	$1,418,900	$106,250	$1,525,150

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States (“Eastman”, the “Company” or the "Plan Sponsor”).  The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code.  All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman.  The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the Investment Plan Committee (“IPCO”), which is the Plan Administrator and is comprised of Eastman employees.  The Plan has trusts which are administered by the Fidelity Management Trust Company (the “Trustee”).  The trusts include the Eastman Chemical Trust and the ESOP Trust.  Since the inception of the Plan, money in the forfeiture account has been used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2007 and December 31, 2006 was $29,000 and $27,000, respectively. There were no forfeitures used in 2007 or 2006.

For additional information regarding the Plan, see the complete Plan documents.

As of December 31, 2006 the Plan's fiscal year end date was changed from December 30 to December 31. For purposes of comparability, the Statement of Changes in Net Assets Available for Benefits for the period ended December 31, 2006 presents the period December 31, 2005 through December 31, 2006.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (a) deferral of qualifying compensation and (b) contributions by the Plan Sponsor of cash or its common stock to the ESOP Fund as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Plan includes a salary reduction provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $15,500 for 2007 as permitted by the Internal Revenue Code.  For the catch-up salary deferral, an eligible employee who has attained age 50 before the close of the calendar year was allowed to defer up to 35% of qualifying compensation, as defined in the Plan, for 2007 up to certain Internal Revenue Code limitations.  Plan Sponsor contributions are also subject to certain other limitations.  Participants’ salary deferrals are contributed to the Plan by Eastman on behalf of the participants.  The Plan’s Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Note 7).  Generally, participants may transfer amounts among the funds on any business day.  Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 9).  Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans’ vesting requirements.  The Plan requires for the Retirement Savings Contribution (“RSC”) to be contributed either to the ESOP Fund for employees’ first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions.  For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant’s investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account.  Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company.  Participants are not permitted to make contributions to the ESOP Fund and are 100% vested in their account balance at all times.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer’s 401(a) and 401(k) plan, or (3) an employee’s individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the Internal Revenue Code.  All rollover contributions into the Plan must meet the applicable Internal Revenue Service requirements.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the RSC, be automatically enrolled as a participant in the Eastman Investment Plan (“EIP”) portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Loans

The Investment Plan Committee (“IPCO”) may grant a loan of at least $1,000 to a participant provided that the aggregate of the participants’ loans outstanding does not exceed the lesser of (i) $50,000 reduced by the excess, if any, of (a) the participant’s highest outstanding loan balance from the preceding 12 months over (b) the outstanding total loan balance of loans from the Plan on the date on which the loan was made, or (ii) 50% of the non-forfeitable portion of the participant’s account, excluding amounts in a participant’s ESOP Fund account.  In accordance with the Plan provisions, the rate of interest on new participant loans approximates current market rates.  The term of any loan is determined by IPCO and shall not exceed five years.  Loans transferred to the Plan from the Hercules Incorporated Savings and Investment Plan, the ABCO Industries, Inc. 401(k) Profit Sharing Plan, and the Eastman Resins, Inc. Employees’ Growth Sharing Plan continue to carry terms applicable under those Plans.  At December 31, 2007, $30.0 million in loans were outstanding for terms of 6 to 121 months and interest rates ranging from 4% to 10.50%.   At December 31, 2006, $29.5 million in loans were outstanding for terms from 3 to 122 months and interest rates ranging from 4% to 10.50%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant’s account is distributed in a lump sum payment for those participants who are not retirement-eligible and the participant account value is less than or equal to $1,000.  Separated participants with accounts in excess of $1,000 or who are retirement-eligible may elect either (i) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (ii) immediate lump-sum distribution of the participant’s account or, at the election of the participant, distributions in monthly or annual installments.  Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant’s account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000.  If the beneficiary is a surviving spouse and the participant account value exceeds $5,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant has terminated his or her service with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participants' principal residence. Hardship withdrawals may not exceed the value of the participant’s accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the Internal Revenue Code.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants.  Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP).  Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a “Loan Suspense Account”.  On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants.  The ESOP Fund currently is not a leveraged ESOP.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting.  The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year.  In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company.  Participants will be notified if their total annual contribution is limited by this legal maximum.

Actions taken in connection with the completion of certain corporate transactions

In the fourth quarter of 2006, the Company sold its Batesville, Arkansas manufacturing facility and related assets in its Performance Chemicals and Intermediates segment and also its polyethylene-related assets at the Longview, Texas facility in the Performance Polymers and Coatings, Adhesives, Specialty Polymers and Inks segments. In February 2007, the Company made a discretionary contribution to the account of each participant whose employment was terminated in connection with these sales equal to 5% of the compensation paid to each participant for the period January 1, 2006 to the dates of the respective sales.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

New accounting pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No.157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

As described in FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1 , Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment policy and valuation

The plan's investments are stated at fair value. If available, quoted market prices are used to value investments. Investments in regulated investment companies are valued at the net asset value per share on the valuation date.  Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.  Participant loans are valued at amortized cost, which represents fair value.

For investments in the ESOP fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable.  All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Managed Income Fund is reported at fair value as determined by the contract issuers.  The Managed Income Fund is comprised of synthetic guaranteed investment contracts that include interests in commingled trusts or individual fixed income securities that are held in trust for the Plan.  The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return.  The underlying securities are valued at quoted market prices. The wrap contracts are valued using the market value method. (See Note 7).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned.  Dividend income is recorded at the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payments to participants

Benefits payments to participants are recorded when paid.

Reclassifications

Certain items in 2006 have been reclassified to conform to the 2007 presentation.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan.
Contributions are invested in the Plan’s funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations.  The Plan has accrued sponsor contributions for participant-directed funds of $29.4 million and $31.0 million and for the non-participant-directed ESOP Fund of $3.9 million and $3.4 million at December 31, 2007 and 2006, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

5.	LOANS TO PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions.  Loans made are accounted for as a transfer from the fund directed by the participant to the Loan Fund.  The principal portion of loan repayments reduces the Loan Fund receivable.  The principal and interest repaid are directed to funds to which the participant’s current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant’s current contributions are directed.  The Loan Fund’s net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively.

Unless otherwise specified by the participant, loan proceeds will be withdrawn from the investment funds on a pro-rata basis.  Outstanding loans at December 31, 2007 and 2006 were approximately $30.0 million and $29.5 million, respectively. Interest income earned on loans to participants is credited directly to the participants' accounts and was approximately $2.4 million and $2.0 million for 2007 and 2006.

6.	INVESTMENTS

At December 31, 2007 and 2006, the Plan's assets were invested in synthetic investment contracts (see Note 7), mutual funds, and in Eastman Chemical Company common stock.  Subject to certain limitations, participants are provided the option of directing their contributions among these investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The Trustee manages investments in all funds.

(in thousands)	December 31, 2007	December 31, 2006

Cash	$2,900	$2,100
Common Stock	169,904	162,744
Mutual Funds	806,027	707,193
Synthetic GIC	588,885	601,745
Self Directed Brokerage Account	13,013	8,445

Investments, at fair value	$1,580,729	$1,482,227

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following investment options, which invest primarily in common stock of the Plan sponsor, were available to participants in 2007 and 2006:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market on behalf of and as elected by Plan participants. During 2007, the Trustee purchased 1,528,100 shares of Eastman stock for the fund at an average price of $64.12 per share, and sold 1,320,400 shares of Eastman stock for the fund at an average price of $65.27 per share. During 2006, the Trustee purchased 1,087,600 shares of Eastman stock for the fund at an average price of $51.71 per share and sold 1,552,000 shares at an average price of $54.80 per share. Dividends paid from the Eastman Stock Fund totaled $1.9 million and $2.5 million in 2007 and 2006, respectively.

Eastman ESOP Fund

This non-participant directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman stock are generally made on the open market, on behalf of its participants and as directed by the Plan’s guidelines. During 2007, the Trustee purchased 63,900 shares of Eastman stock for the fund at an average price of $59.76 per share, and sold 236,200 shares of Eastman stock for the fund at an average price of $64.12 per share.  During 2006, the Trustee purchased 63,800 shares of Eastman stock for the fund at an average price of $50.90 per share, and sold 311,700 shares at an average price of $55.52 per share.

At December 31, 2007 and December 31, 2006, the following investments represented 5% or greater of ending net assets, (in thousands):

	December 31, 2007
	Shares	Fair value

Eastman Chemical Company Common Stock,	6,560	$95,025
Non Participant Directed
Fidelity Magellan® Fund	935	87,727
Fidelity Contrafund	2,064	150,903

	December 31, 2006
	Shares	Fair value

Eastman Chemical Company Common Stock,	7,316	$102,961
Non Participant Directed
Fidelity Magellan® Fund	908	81,298
Fidelity Contrafund	2,005	130,694

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

During 2007 and 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $38.6 million and $41.8 million, respectively, as follows (in thousands):

	Net Appreciation	Net Appreciation
	(Depreciation)	(Depreciation)
	December 31, 2007	December 31, 2006

Eastman Chemical Company Common Stock, Non Participant Directed	$4,074	$14,469
Eastman Chemical Company Common Stock, Participant Directed	3,875	13,930
Mutual Funds	30,628	13,415
Total	$38,577	$41,814

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic guaranteed investment contracts ("GICs"). The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund’s shares) during a time when the market value of the Fund’s covered assets are below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees the Fund pays for wrap contracts are a component of the Fund’s expenses.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration.  The crediting rate is the discount rate that equates that estimated future market value with the Fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund’s return.

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Average yields:	December 31, 2007	December 31, 2006

Based on actual earnings	5.02%	4.96%
Based on interest rate credited to participants	4.65%	4.37%

The weighted average crediting interest rate for the Fund was 4.67% and 4.32% at December 31, 2007 and 2006, respectively.

The value of the Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Fund, by investment type, as of December 31, 2007 and 2006 was as follows:

(in thousands)	December 31, 2007	December 31, 2006

Security backed investments:
Underlying assets at fair value	$588,884	$601,745
Wrap contracts	(3,102)	8,231
Total contract value	$585,782	$609,976

8.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $2.8 million and $2.2 million at both December 31, 2007 and 2006, respectively, represent interest and dividends receivable, as well as receivables from the sale of stock. Other liabilities in the amount of $3.7 million and $1.9 million at both December 31, 2007 and 2006, respectively, represent liabilities from the purchase of stock.

9.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2007 and 2006, $9.9 million and $13.9 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

10.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

11.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan Administrator believes the Plan qualifies and operates in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

12.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan.  For both 2007 and 2006, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be. Loan administration fees are deducted quarterly from the accounts of participants with outstanding loan balances.  Loan origination fees are deducted from the participants account at the inception of the loan.  For 2007 and 2006, the Company paid all other expenses of the Plan related to plan oversight and administration, including audit fees.

13.	RELATED PARTIES

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, (“FMTC”).  FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

14.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

(in thousands)	December 31, 2007

Investments at fair value	$1,580,729
Adjustment from fair value to contract value for full benefit-responsive investment contracts	(3,102)
Total investments per Form 5500	$1,577,627

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
*	Eastman Chemical Company	Common stock, Participant directed, 5,425 shares	**	75,794
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	1,985
*	Eastman Chemical Company	Common stock, Non Participant directed, 6,560 shares	81,215	94,110
*	Fidelity Management Trust Company	Interest Bearing Cash, Non Participant directed	915	915
*	Fidelity Fund	Registered Investment Company, 1,252 shares	**	49,899
*	Fidelity Puritan Fund	Registered Investment Company, 3,098 shares	**	58,959
*	Fidelity Magellan Fund	Registered Investment Company, 935 shares	**	87,727
*	Fidelity Contrafund	Registered Investment Company, 2,064 shares	**	150,903
*	Fidelity Spartan U.S. Equity Index Portfolio	Registered Investment Company, 764 shares	**	39,670
*	Fidelity International Discovery Fund	Registered Investment Company, 1,767 shares	**	76,122
*	Fidelity Blue Chip Growth Fund	Registered Investment Company, 344 shares	**	15,137
*	Fidelity Freedom Income Fund	Registered Investment Company, 185 shares	**	2,118
*	Fidelity Freedom 2000 Fund	Registered Investment Company, 182 shares	**	2,246
*	Fidelity Freedom 2010 Fund	Registered Investment Company, 1,212 shares	**	17,969
*	Fidelity Freedom 2020 Fund	Registered Investment Company, 1,420 shares	**	22,449
*	Fidelity Freedom 2030 Fund	Registered Investment Company, 877 shares	**	14,482
*	Fidelity Freedom 2040 Fund	Registered Investment Company, 683 shares	**	6,650
*	Fidelity Spartan Extended Market Index Portfolio	Registered Investment Company, 419 shares	**	16,073
*	Fidelity Spartan International Index Fund	Registered Investment Company, 429 shares	**	20,291
*	Participant Loans	Participant Loan Fund with terms ranging from 6-121 months and rates ranging from 4% to 10.5%	**	29,973
*	Fidelity Retirement Money Market	Registered Investment Company, 124 shares	**	124
*	Clipper Fund	Registered Investment Company, 174 shares	**	14,077
*	PIMCO Total Return	Registered Investment Company, 3,187 shares	**	34,071
*	Franklin Small Mid Cap Growth Fund	Registered Investment Company, 750 shares	**	27,122
*	WFA Small Cap Val Z	Registered Investment Company, 1,293 shares	**	38,036
*	TCW Select Equity I	Registered Investment Company, 103 shares	**	2,031
*	Neuberger and Berman Genesis Instl Cl	Registered Investment Company, 1,375 shares	**	64,842
*	Templeton Foreign Fund	Registered Investment Company, 1,208 shares	**	15,056

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fidelity short term cash fund	CASH	**	296
	Ace Securities Corp. ACE 03-NC1 M1	Mortgage backed security 1ML+78 7/33	**	156
	Ace Securities Corp. ACE 02-HE1 M1	Mortgage backed security 1ML+65 6/32	**	66
	Ace Securities Corp. ACE 03-HS1 M1	Mortgage backed security 1ML+75 6/33	**	26
	Ace Securities Corp. ACE 03-HS1 M2	Mortgage backed security 1ML+175 6/33	**	97
	Ace Securities Corp. ACE 03-HE1 M1	Mortgage backed security 1ML+65 11/33	**	166
	Ace Securities Corp. ACE 04-FM1 M1	Mortgage backed security 1ML+60 9/33	**	118
	Advanta Business Card Master ABCMT 07-A2 A2	Mortgage backed security 5% 3/13	**	2,995
	Advanta Business Card Master ABCMT 07-B2 B	Mortgage backed security 5.5% 6/32	**	1,246
	Aesop Funding Ii Llc AESOP 05-1A A1	Mortgage backed security 3.95% 4/08	**	666
	America Movil Sab De Cv	Corporate Bond 4.125 3/1/09	**	1,310
	American Express Centurion AMEX CENTURION	Corporate Bond 5.55% 10/17/12	**	576
	American Express Centurion AMEX CEMTN	Corporate Bond 5.2% 11/26/10	**	1,202
	American General Finance	Corporate Bond 4.625% 9/01/10	**	324
	American General Finance	Corporate Bond 4.625 5/15/09	**	186
	American General Finance	Corporate Bond 4.875 5/15/10	**	2,142
	American Honda Finance	Corporate Bond 4.5 5/ 144A	**	1,189
	Americredit Automobile Receiva AMCAR 04-CA A4	Mortgage backed security 3.61% 5/11	**	205
	Americredit Automobile Receiva AMCAR 04-1 C	Mortgage backed security 4.22% 7/09	**	23
	Americredit Automobile Receiva AMCAR 04-DF A4	Mortgage backed security 3.43 7/11	**	693

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Americredit Automobile Receiva AMCAR 06-1 B	Mortgage backed security 5.2 3/11	**	70
	Americredit Automobile Receiva AMCAR 06-BG A3	Mortgage backed security 5.21 10/11	**	356
	Americredit Automobile Receiva AMCAR 06-BG A4	Mortgage backed security 5.21 9/13	**	716
	Americredit Automobile Receiva AMCAR 05-CF A4	Mortgage backed security 4.63 6/12	**	1,404
	Americredit Automobile Receiva AMCAR 2007-CM A3A	Mortgage backed security 5.42% 5/12	**	1,537
	Americredit Automobile Receiva AMCAR 07-DF A3A	Mortgage backed security 5.49% 7/12	**	1,096
	Americredit Prime Automobile Receiva APART 07-1 B	Mortgage backed security 5.35% 03/11	**	262
	Americredit Prime Automobile Receiva APART 07-1C	Mortgage backed security 5.43% 07/11	**	158
	Americredit Prime Automobile Receiva APART 07-2M A3A	Mortgage backed security 5.22% 4/10	**	532
	Ameriquest Mortgage Securities AMSI 04-R2 M1	Mortgage backed security 1ML+43 4/34	**	118
	Ameriquest Mortgage Securities AMSI 04-R2 M2	Mortgage backed security 1ML+48 4/34	**	95
	Ameritech Capital Funding	Corporate Bond 6.25 5/18/09	**	865
	Amortizing Residential Collate ARC 02-BC1 M2	Mortgage backed security 1ML+110 1/3	**	28
	Arg Funding Corp ARGF 05-2A A1	Mortgage Backed Security 4.54% 5/09	**	1,067
	Asset Backed Securities Corp H ABSHE 03-HE6 M1	Mortgage backed security 1ML+65 11/33	**	343
	Asset Backed Securities Corp H ABSHE 04-HE3 M1	Mortgage backed security 1ML+54 6/34	**	127
	AT&T Inc / Sbc Communications	Corporate Bond 6.25 3/15/11	**	429
	AT&T Inc / Sbc Communications	Corporate Bond 4.125 9/15/09	**	614
	Augusta Ga Wtr & Swr Rev	Corporate Bond 5.25 10/1/22PRE	**	3,237
	Axa Financial Inc	Corporate Bond 7.75 8/01/10	**	1,034
	Bhp Billiton Finance	Corporate Bond 5.125% 3/29/12	**	1,297
	Banc Of America Commercial Mor BACM 05-4 XP	Interest Only Strip CSTR 7/45	**	63
	Banc Of America Commercial Mor BACM 07-2 A1	Interest Only Strip 5.421% 1/12	**	467

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Banc Of America Commercial Mor BACM 2006-5 XP	Interest Only Strip .832% 9/47	**	278
	Banc Of America Commercial Mor BACM 04-5 XP	Interest Only Strip CSTR 11/41	**	129
	Banc Of America Commercial Mor BACM 05-4 A1	Mortgage backed security 4.432 7/45	**	524
	Banc Of America Commercial Mor BACM 04-6 XP	Interest Only Strip CSTR 12/42	**	90
	Banc Of America Commercial Mor BACM 05-3 XP	Interest Only Strip CSTR 7/43	**	216
	Banc Of America Commercial Mor BACM 2003-2 A2	Mortgage backed security 4.342 3/41	**	1,333
	Banc Of America Commercial Mor BACM 06-5 A1	Mortgage backed security 5.185% 7/11	**	303
	Banc Of America Commercial Mor BACM 05-5 A1	Mortgage backed security 4.716 8/10	**	831
	Banc Of America Commercial Mor BACM 06-6 XP	Interest Only Strip CSTR 10/45	**	326
	Banc Of America Commercial Mor BACM 05-6 A1	Mortgage backed security 5.001 9/47	**	515
	Banc Of America Commercial Mor BACM 04-4 A3	Mortgage backed security 4.128% 7/42	**	682
	Banc Of America Commercial Mor BACM 05-1 A2	Mortgage backed security 4.64% 11/42	**	908
	Banc Of America Mortgage Secur BOAMS 04-J 2A1	Mortgage backed security CSTR 11/34	**	340
	Banc Of America Mortgage Secur BOAMS 05-E 2A7	Mortgage backed security CSTR 6/35	**	652
	Banc Of America Mortgage Secur BOAMS 05-J 2A4	Mortgage backed security 12ML 11/35	**	2,069
	Bank Of New York Co Inc	Corporate Bond 4.95% 1/14/11	**	644
	Bank Of New York Co Inc	Corporate Bond 4.95% 11/12	**	903
	Bank Of New York Co Inc	Corporate Bond 3.4/3ML+148 3/15/13	**	2,144
	Bank One Corp	Corporate Bond 7.875% 8/01/10	**	1,095
	Bank One Issuance Trust BOIT 04-B2 B2	Mortgage backed security 4.37% 4/12	**	1,372
	Bayview Commercial Asset Trust BAYC 04-3 M1	Mortgage backed security 1ML+50 1/35	**	71
	Bayview Commercial Asset Trust BAYC 04-2 A	Mortgage backed security 1ML+43 8/34	**	300
	Bayview Commercial Asset Trust BAYC 04-2 M1	Mortgage backed security 1ML+58 8/34	**	95

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Bayview Commercial Asset Trust BAYC 04-3 M2	Mortgage backed security 1ML+100 1/35	**	46
	Bayview Financial Acquisition BAYV 04-C A1	Mortgage backed security 1ML+42 5/44	**	266
	Bbva Bancomer Sa	Corporate Bond 5.3795 7/21/15 144A	**	522
	Bear Stearns Adjustable Rate M BSARM 05-6 1A1	Mortgage backed security CSTR 8/35	**	956
	Bear Stearns Asset Backed Secu BSABS 04-BO1 M4	Mortgage backed security 1ML+120 9/34	**	121
	Bear Stearns Asset Backed Secu BSABS 04-BO1 M3	Mortgage backed security 1ML+105 9/34	**	221
	Bear Stearns Commercial Mortga BSCMS 04-ESA A3	Mortgage backed security 4.741 5/16	**	1,140
	Bear Stearns Commercial Mortga BSCMS 04-ESA D	Mortgage backed security 4.986 5/16	**	142
	Bear Stearns Commercial Mortga BSCMS 2007-PW15 X2	Interest Only Strip CSTR 2/44	**	543
	Bear Stearns Commercial Mortga BSCMS 07-T26 X2	Interest Only Strip CSTR 1/12/45	**	220
	Bear Stearns Commercial Mortga BSCMS 2006-T24 X2	Interest Only Strip CSTR 10/41	**	183
	Bear Stearns Commercial Mortga BSCMS 04-ESA C	Mortgage backed security 4.937 5/16	**	396
	Bear Stearns Commercial Mortga BSCMS 04-ESA F	Mortgage backed security 5.182 5/16	**	107
	Bear Stearns Commercial Mortga BSCMS 04-PWR5 A2	Mortgage backed security 4.254 7/42	**	644
	Bear Stearns Commercial Mortga BSCMS 04-T16 A3	Mortgage backed security 4.03 2/46	**	1,550
	Bear Stearns Commercial Mortga BSCMS 07-T26 A1	Mortgage backed security CSTR 1/45	**	870
	Bear Stearns Commercial Mortga BSCMS 07-PW16 A1	Mortgage backed security 5.593% 6/40	**	949
	Bear Stearns Commercial Mortga SCMS 07-PW15 A1	Mortgage backed security 5.016% 2/44	**	56
	Bear Stearns Commercial Mortga BSCMS 06-PW13 X2	Interest Only Strip CSTR 9/41	**	183
	Bear Stearns Commercial Mortga BSCMS 03-T12 X2	Interest Only Strip CSTR 8/39	**	35
	Bear Stearns Commercial Mortga BSCMS 04-PWR5 X2	Interest Only Strip CSTR 7/42	**	127
	Bear Stearns Commercial Mortga BSCMS 05-PWR9 A1	Mortgage backed security 4.498 9/42	**	839
	Bear Stearns Commercial Mortga BSCMS 06-PW13 A1	Mortgage backed security 5.294 09/41	**	851

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Bear Stearns Commercial Mortga BSCMS 04-ESA B	Mortgage backed security 4.888 5/16	**	350
	Bear Stearns Commercial Mortga BSCMS 05-T20 A1	Mortgage backed security 4.94 10/42	**	863
	Bear Stearns Commercial Mortga BSCMS 04-ESA E	Mortgage backed security 5.064 5/16	**	448
	Bear Stearns Commercial Mortga BSCMS 04-PWR6 X2	Interest Only Strip CSTR 11/41	**	82
	Bear Stearns Co Inc	Corporate Bond 4.245% 1/7/10	**	875
	Bear Stearns Co Inc	Corporate Bond 5.85% 7/19/10	**	2,402
	Bear Stearns Co Inc	Corporate Bond 6.95% 8/10/12	**	1,409
	Bellsouth Corp	Corporate Bond 4.2 9/15/09 DT	**	871
	Bk Tokyo-Mitsubishi Ufj	Corporate Bond 8.4 4/15/10	**	1,166
	Brazos Higher Education Author BRHEA 06-A A2R	Mortgage backed security 5.03 12/41	**	1,575
	British Telecom Plc	Corporate Bond 12/10 DT	**	1,343
	Btm (Curacao) Hldg Nv	Corporate Bond 4.76 7/21/15 144A	**	422
	Capital Auto Receivables Asset CARAT 2006-SN1A C	Mortgage backed security 5.77 5/10	**	95
	Capital Auto Receivables Asset CARAT 07-1 B	Mortgage backed security 5.15% 9/12	**	471
	Capital Auto Receivables Asset CARAT 2006-SN1A B	Mortgage backed security 5.5 4/10	**	101
	Capital Auto Receivables Asset CARAT 07-SN1 B	Mortgage backed security 5.52% 3/15/11	**	234
	Capital Auto Receivables Asset CARAT 2006-SN1A A4A	Mortgage backed security 5.32 3/10	**	1,083
	Capital Auto Receivables Asset CARAT 06-1 B	Mortgage backed security 5.26 10/10	**	233
	Capital Auto Receivables Asset CARAT 07-SN1 C	Mortgage backed security 5.73% 3/15/11	**	136
	Capital One Auto Finance Trust COAFT 05-BSS C	Mortgage backed security 4.48 12/10	**	966
	Capital One Auto Finance Trust COAFT 05-C A4A	Mortgage backed security 4.71 6/12	**	2,929
	Capital One Multi-Asset Execut COMET 2003-B3 B3	Mortgage backed security 4.5 6/11	**	1,866
	Capital One Multi-Asset Execut COMET 2006-A6 A6	Mortgage backed security 5.3 2/14	**	774
	Capital One Multi-Asset Execut COMET 07-B3 B3	Mortgage backed security 5.05% 3/13	**	3,045

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Capital One Multi-Asset Execut COMET 07-B5 B5	Mortgage backed security 5.4% 5/13	**	1,475
	Capital One Multi-Asset Execut COMET 04-B6 B6	Mortgage backed security 4.155 7/12	**	1,144
	Capital One Prime Auto Receiva COPAR 2007-1 B1	Mortgage backed security 5.76% 12/13	**	458
	Capital One Prime Auto Receiva COPAR 06-2 A4	Mortgage backed security 4.94% 7/12	**	787
	Capital Trust Re Cdo Ltd CTCDO 04-1A C	Mortgage backed security 1ML+110 7/39	**	123
	Capital Trust Re Cdo Ltd CTCDO 04-1A A2	Mortgage backed security 1ML+45 7/39	**	241
	Capital Trust Re Cdo Ltd CTCDO 04-1A B	Mortgage backed security 1ML+75 7/39	**	120
	Cargill Inc	Corporate Bond 6.375% 6/12 144A	**	2,259
	Cdc Financial Products	Synthetic GIC - Global Wrap - 4.85%	**	(775)
	Cdc Mortgage Capital Trust CDCMC 03-HE3 M1	Mortgage backed security 1ML+70 11/33	**	154
	Cendant Timeshare Receivables CDTIM 05-1A A1	Mortgage backed security 4.67 5/17	**	185
	Chase Issuance Trust CHAIT 07-A15 A	Mortgage backed security 4.96% 9/12	**	2,801
	Chase Issuance Trust CHAIT 05-B2 B2	Mortgage backed security 4.52 12/10	**	6,350
	Chase Mortgage Finance Corporation CHASE 07-A2 3A1	Mortgage backed security CSTR 7/37	**	1,581
	Cit Equipment Collateral CITEC 05-VT1 A4	Mortgage backed security 4.36 11/12	**	202
	Citibank Credit Card Issuance CCCIT 05-B1 B1	Mortgage backed security 4.4 9/10	**	3,508
	Citibank Credit Card Issuance CCCIT 07-B2 B2	Mortgage backed security 5% 4/12	**	1,989
	Citibank Credit Card Issuance CCCIT 07-A5 A5	Mortgage backed security 5.5% 6/12	**	3,499
	Citibank Credit Card Issuance CCCIT 07-B6 B6	Mortgage backed security 5% 11/12	**	1,425
	Citibank Credit Card Issuance CCCIT 06-B2 B2	Mortgage backed security 5.15% 3/11	**	1,369
	Citigroup Commercial Mortgage CGCMT 05-EMG A2	Mortgage backed security 4.2211 9/51	**	480
	Citigroup Commercial Mortgage CGCMT 04-C2 XP	Interest Only Strip CSTR 10/41	**	127
	Citigroup Commercial Mortgage CGCMT 2007-C6 A1	Mortgage backed security CSTR 12/49	**	356

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Citigroup/Deutsche Bank Commer CD 2007-CD4 A1	Mortgage backed security 4.977% 12/49	**	659
	Citigroup/Deutsche Bank Commer CD 06-CD3 XP	Interest Only Strip CSTR 10/48	**	646
	Cnh Equipment Trust CNH 05-B B	Mortgage backed security 4.57 7/12	**	383
	Commercial Mortgage Asset Trus CMAT 99-C1 A3	Mortgage backed security 6.64 1/32	**	326
	Commercial Mortgage Pass-Throu COMM 06-C8 A1	Mortgage backed security 5.11% 12/46	**	656
	Commercial Mortgage Pass-Throu COMM 06-CN2A D	Mortgage backed security 5.52861 2/19	**	191
	Commercial Mortgage Pass-Throu COMM 06-CN2A E	Mortgage backed security CSTR 2/19	**	360
	Commercial Mortgage Pass-Throu COMM 06-CN2A CFX	Mortgage backed security 5.47945 2/19	**	117
	Commercial Mortgage Pass-Throu COMM 06-CN2A F	Mortgage backed security CSTR 2/19	**	82
	Commercial Mortgage Pass-Throu COMM 04-LB4A XP	Interest Only Strip CSTR 10/37	**	216
	Commercial Mortgage Pass-Throu COMM 05-LP5 A2	Mortgage backed security 4.63 5/43	**	1,310
	Commercial Mortgage Pass-Throu COMM 05-LP5 XP	Interest Only Strip CSTR 5/43	**	87
	Commercial Mortgage Pass-Throu COMM 06-C8 XP	Interest Only Strip CSTR 12/46	**	825
	Commercial Mortgage Pass-Throu COMM 06-CN2A BFX	Mortgage backed security 5.537 2/19	**	275
	Commercial Mortgage Pass-Throu COMM 05-C6 XP	Interest Only Strip CSTR 6/44	**	99
	Constellation Energy Grp	Corporate Bond 6.125 9/01/09	**	562
	Continental Airlines Inc CONTL AIR 98-3A2	Mortgage backed security 6.32 11/1/08	**	191
	Continental Airlines Inc CONTL AIR 991A	Mortgage backed security 6.545 2/02/19	**	900
	Countrywide Asset-Backed Certi CWL 04-3 M1	Mortgage backed security 1ML+50 6/34	**	133
	Countrywide Asset-Backed Certi CWL 04-4 A	Mortgage backed security 1ML+37.5 8/34	**	28
	Countrywide Home Loans CWHL 05-HYB3 2A6B	Mortgage backed security CSTR 6/35	**	362
	Countrywide Home Loans CWHL 02-25 2A1	Mortgage backed security 5.5 11/17	**	198
	Covidien International F	Corporate Bond 5.45 10/15/12 144A	**	406
	Covidien International F	Corporate Bond 5.15% 10/10 144A	**	1,673

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Cps Auto Trust CPS 06-C A3	Mortgage backed security 5.14% 1/11	**	336
	Cps Auto Trust CPS 07-B A3	Mortgage backed security 5.47% 11/11	**	562
	Cps Auto Trust CPS 2007-C A3	Mortgage backed security 5.45% 5/12 144A	**	396
	Credit Suisse Mortgage Capital CSMC 06-C4 ASP	Interest Only Strip CSTR 9/39	**	1,237
	Credit Suisse Mortgage Capital CSMC 07-C3 A1	Mortgage backed security CSTR 6/39	**	277
	Credit Suisse Mortgage Capital CSMC 07-C1 A1	Mortgage backed security 5.227 2/40	**	296
	Credit Suisse Mortgage Capital CSMC 07-C1 ASP	Interest Only Strip CSTR 2/40	**	809
	Credit Suisse Mortgage Capital CSMC 07-C2 A1	Mortgage backed security 5.237 1/49	**	240
	Credit Suisse Mortgage Capital CSMC 06-C5 ASP	Interest Only Strip CSTR 12/39	**	719
	Crown Castle Towers Llc CCI 05-1A B	Mortgage backed security 4.878% 6/35	**	524
	Crown Castle Towers Llc CCI 05-1A C	Mortgage backed security 5.074% 6/35	**	472
	Cs First Boston Mortgage Secur CSFB 04-C4 ASP	Interest Only Strip CSTR 10/39	**	121
	Cs First Boston Mortgage Secur CSFB 05-C1 ASP	Interest Only Strip CSTR 2/38	**	103
	Cs First Boston Mortgage Secur CSFB 03-C4 A3	Mortgage backed security CSTR 8/36	**	572
	Cs First Boston Mortgage Secur CSFB 03-C5 A3	Mortgage backed security 4.429 12/36	**	974
	Cs First Boston Mortgage Secur CSFB 04-C1 A3	Mortgage backed security 4.321 1/37	**	523
	Cs First Boston Mortgage Secur CSFB 05-C4 ASP	Interest Only Strip CSTR 8/38	**	261
	Cs First Boston Mortgage Secur CSFB 05-C2 ASP	Interest Only Strip CSTR 4/37	**	144
	Cwcapital Cobalt CWCI 07-C2 A1	Mortgage backed security CSTR 9/11	**	370
	Daimler Chrysler Na Hldg	Corporate Bond 5.75 8/10/09	**	3,018
	Daimler Chrysler Auto Trust DCAT 2006-C A4	Mortgage backed security 4.98% 11/11	**	1,022
	Daimler Chrysler Auto Trust DCAT 2006-C B	Mortgage backed security 5.11% 4/13	**	840
	Dbs Back Ltd/Singapore	Corporate Bond 5.125/VAR 5/17 144A	**	1,673
	Deutsche Bank Ag London	Corporate Bond 5% 10/12/10	**	4,640

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Deutsche Telekom Int Fin	Corporate Bond 5.375 3/23/11	**	276
	Diageo Capital Plc	Corporate Bond 5.2 1/30/13	**	644
	Diversified Reit Trust DRT 00-1A A2	Mortgage backed security 6.971% 3/10	**	289
	Dlj Commercial Mortgage Corp DLJCM 00-CF1 A1B	Mortgage backed security 7.62 6/33	**	874
	Dlj Commercial Mortgage Corp DLJCM 1999-CG1 A3	Mortgage backed security 6.77 3/32	**	1,385
	Donnelley (R.R.) & Sons	Corporate Bond 3.75% 4/1/09	**	1,909
	Drive Auto Receivables Trust DRIVE 06-2 A-2	Mortgage backed security 5.3% 7/11	**	828
	Drive Auto Receivables Trust DRIVE 06-2 A-3	Mortgage backed security 5.33% 4/14	**	1,134
	Drivetime Auto Owner Trust DRVT 2006-A A3	Mortgage backed security 5.501 11/11	**	788
	Drivetime Auto Owner Trust DRVT 2006-B A2	Mortgage backed security 5.32% 3/10	**	651
	Drivetime Auto Owner Trust DRVT 2006-B A3	Mortgage backed security 5.23% 8/12	**	779
	Dt Auto Owner Trust STAOT 07-A A3 XCLA	Mortgage backed security 5.60% 3/13	**	1,047
	E.I. Du Pont De Nemours	Corporate Bond 5% 1/15/13	**	283
	Edp Finance Bv	Corporate Bond 5.375 11/12 144A	**	1,161
	Erp Operating Lp	Corporate Bond 5.5% 10/1/12	**	332
	Enel Finance International	Corporate Bond 5.7% 1/15/13 144A	**	1,547
	Exelon Generation Co Llc	Corporate Bond 6.95 6/15	**	1,324
	Fannie Mae	FNMA 7.00 6/08 #050751	**	43
	Fannie Mae	FNMA 7.00 1/13 #251428	**	6
	Fannie Mae	FNMA 7.00 8/08 #252068	**	7
	Fannie Mae	FNMA ARM 5.04% 7/35 #834931	**	780
	Fannie Mae	FNMA ARM 4.99% 11/35 #745064	**	3,823
	Fannie Mae	FNMA ARM 4.25 2/35 255658	**	78
	Fannie Mae	FNMA 6.50 11/13 #323755	**	251
	Fannie Mae	FNMA 7.00 8/14 #323877	**	46
	Fannie Mae	FNMA 6.00 3/14 #487614	**	35

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNMA 6.50 9/14 #514373	**	2
	Fannie Mae	FNMA 7.00 11/14 #522277	**	25
	Fannie Mae	FNMA 6.50 10/13 #535234	**	452
	Fannie Mae	FNMA 7.00 6/16 #545122	**	17
	Fannie Mae	FNMA ARM 4.305 8/3 555696	**	118
	Fannie Mae	FNMA ARM 4.38% 7/33 #555702	**	351
	Fannie Mae	FNMA 7.00 2/16 #569915	**	48
	Fannie Mae	FNMA 6.00 10/16 #589129	**	37
	Fannie Mae	FNMA 7.00 8/16 #599602	**	80
	Fannie Mae	FNMA 7.00 4/17 #636135	**	176
	Fannie Mae	FNMA 6.50 4/17 #637244	**	153
	Fannie Mae	FNMA 6.00 11/17 #671380	**	172
	Fannie Mae	FNMA 6.00 11/17 #672789	**	48
	Fannie Mae	FNMA 6.00 12/17 #673965	**	48
	Fannie Mae	FNMA 6.00 2/18 #684153	**	15
	Fannie Mae	FNMA ARM 3.828 4/3 688969	**	180
	Fannie Mae	FNMA 7.00 2/18 #693327	**	210
	Fannie Mae	FNMA ARM 4.318 3/3 694530	**	31
	Fannie Mae	FNMA ARM 4.801 2/3 695019	**	91
	Fannie Mae	FNMA ARM 4.292 3/3 701296	**	58
	Fannie Mae	FNMA ARM 3.984 5/3 703915	**	17
	Fannie Mae	FNMA ARM 4.079 4/3 708221	**	14
	Fannie Mae	FNMA ARM 4.57% 6/33 712321	**	123
	Fannie Mae	FNMA ARM 4.351 6/3 720921	**	31
	Fannie Mae	FNMA ARM 3.878 6/3 723633	**	252
	Fannie Mae	FNMA ARM 3.836 6/3 723760	**	51

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNMA ARM 5.12 1/34 725109	**	36
	Fannie Mae	FNMA ARM 4.862 9/3 725855	**	98
	Fannie Mae	FNMA ARM 4.832 8/3 725858	**	48
	Fannie Mae	FNMA ARM 4.30% 11/34 725966	**	437
	Fannie Mae	FNMA ARM 4.409 10/ 725968	**	345
	Fannie Mae	FNMA 4.00 8/18 #727438	**	1,153
	Fannie Mae	FNMA ARM 5.229 8/3 735030	**	83
	Fannie Mae	FNMA ARM 4.115 2/3 735343	**	30
	Fannie Mae	FNMA ARM 4.493 8/3 735360	**	188
	Fannie Mae	FNMA ARM 4.62 2/35 735433	**	255
	Fannie Mae	FNMA ARM 4.53 3/35 735448	**	236
	Fannie Mae	FNMA ARM 4.319 5/3 735538	**	64
	Fannie Mae	FNMA ARM 4.66 7/35 #735942	**	322
	Fannie Mae	FNMA ARM 4.78% 10/35 745030	**	313
	Fannie Mae	FNMA ARM 4.898 10/ 745060	**	160
	Fannie Mae	FNMA ARM 5.01 11/35 745124	**	292
	Fannie Mae	FNMA ARM 3.941 6/3 745335	**	429
	Fannie Mae	FNMA ARM 5.33 2/36 745391	**	238
	Fannie Mae	FNMA ARM 5.45 5/36 745676	**	385
	Fannie Mae	FNMA ARM 5.541 11/ 745972	**	474
	Fannie Mae	FNMA ARM 3.753 10/ 746320	**	60
	Fannie Mae	FNMA ARM 4.155 7/3 747270	**	280
	Fannie Mae	FNMA ARM 4.055 10/ 749296	**	44
	Fannie Mae	FNMA ARM 4.358 10/ 754672	**	27
	Fannie Mae	FNMA ARM 3.752 10/ 755148	**	59
	Fannie Mae	FNMA ARM 4.294 1/3 759264	**	68

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNMA ARM 3.750 1/3 761058	**	61
	Fannie Mae	FNMA ARM 4.250 1/3 765659	**	91
	Fannie Mae	FNMA ARM 4.25 2/34 765660	**	71
	Fannie Mae	FNMA ARM 4.30 1/34 766886	**	421
	Fannie Mae	FNMA ARM 4.368 2/3 769940	**	138
	Fannie Mae	FNMA ARM 4.321 2/35 773246	**	421
	Fannie Mae	FNMA ARM 4.38 3/35 773264	**	223
	Fannie Mae	FNMA ARM 4.455 3/3 773281	**	108
	Fannie Mae	FNMA ARM 3.791 6/3 783545	**	337
	Fannie Mae	FNMA ARM 4.351 1/3 783580	**	87
	Fannie Mae	FNMA ARM 4.499 3/3 783587	**	242
	Fannie Mae	FNMA ARM 4.4 2/35 #783588	**	116
	Fannie Mae	FNMA ARM 4.876 7/3 785318	**	278
	Fannie Mae	FNMA ARM 5.019 9/3 790458	**	86
	Fannie Mae	FNMA ARM 5.106 9/3 790762	**	71
	Fannie Mae	FNMA ARM 4.748 7/3 793028	**	188
	Fannie Mae	FNMA ARM 4.82 8/34 793420	**	294
	Fannie Mae	FNMA ARM 4.96 8/34 796987	**	561
	Fannie Mae	FNMA ARM 4.96 8/34 796988	**	198
	Fannie Mae	FNMA ARM 4.202 1/3 797418	**	146
	Fannie Mae	FNMA ARM 4.67 11/3 799727	**	193
	Fannie Mae	FNMA ARM 4.85 11/3 799812	**	166
	Fannie Mae	FNMA ARM 4.825 12/ 800297	**	149
	Fannie Mae	FNMA ARM 4.845 12/ 800335	**	55
	Fannie Mae	FNMA ARM 5.00 9/34 801341	**	825
	Fannie Mae	FNMA ARM 5.05 7/34 801635	**	31

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNMA ARM 4.118 1/3 807221	**	98
	Fannie Mae	FNMA ARM 4.79 1/35 809271	**	271
	Fannie Mae	FNMA ARM 4.5 2/35 #809429	**	650
	Fannie Mae	FNMA ARM 4.38 2/35 809593	**	461
	Fannie Mae	FNMA ARM 4.80 3/35 809925	**	254
	Fannie Mae	FNMA ARM 4.625 2/3 809931	**	189
	Fannie Mae	FNMA ARM 4.80 3/35 810061	**	209
	Fannie Mae	FNMA ARM 4.872 1/3 810896	**	1,173
	Fannie Mae	FNMA ARM 4.57 2/35 811803	**	56
	Fannie Mae	FNMA ARM 4.694 11/ 813184	**	233
	Fannie Mae	FNMA ARM 5.01 4/35 814954	**	141
	Fannie Mae	FNMA ARM 4.76 1/35 815321	**	383
	Fannie Mae	FNMA ARM 4.790 1/3 815323	**	238
	Fannie Mae	FNMA ARM 4.293 3/3 815586	**	53
	Fannie Mae	FNMA ARM 4.75 5/35 815626	**	130
	Fannie Mae	FNMA ARM 4.653 3/3 816322	**	18
	Fannie Mae	FNMA ARM 4.639 2/3 816599	**	26
	Fannie Mae	FNMA ARM 4.934 3/3 819648	**	128
	Fannie Mae	FNMA ARM 4.928 2/3 820356	**	607
	Fannie Mae	FNMA ARM 4.372 4/3 820407	**	33
	Fannie Mae	FNMA ARM 4.5 5/35 #820996	**	50
	Fannie Mae	FNMA ARM 4.575 7/3 822002	**	152
	Fannie Mae	FNMA ARM 5.12 6/35 823810	**	131
	Fannie Mae	FNMA ARM 4.796 8/35 825485	**	183
	Fannie Mae	FNMA ARM 4.302 1/3 827592	**	74
	Fannie Mae	FNMA ARM 5.8170 5/ 827781	**	360

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNMA ARM 5.10 5/35 827782	**	181
	Fannie Mae	FNMA ARM 5.208 5/3 827783	**	1,521
	Fannie Mae	FNMA ARM 5.180 5/3 827785	**	209
	Fannie Mae	FNMA ARM 4.520 8/3 829603	**	143
	Fannie Mae	FNMA ARM 4.409 5/3 829985	**	177
	Fannie Mae	FNMA ARM 5.203 6/3 830605	**	259
	Fannie Mae	FNMA ARM 4.555 7/3 832099	**	211
	Fannie Mae	FNMA ARM 5.344 7/3 834917	**	33
	Fannie Mae	FNMA ARM 5.101 7/3 841837	**	300
	Fannie Mae	FNMA ARM 5.349 12/ 843013	**	80
	Fannie Mae	FNMA ARM 5.280 3/3 843014	**	23
	Fannie Mae	FNMA ARM 5.16 9/35 843021	**	1,104
	Fannie Mae	FNMA ARM 5.43 11/3 844168	**	99
	Fannie Mae	FNMA ARM 4.893 10/ 847787	**	137
	Fannie Mae	FNMA ARM 5.32 1/36 850852	**	566
	Fannie Mae	FNMA ARM 5.409 2/3 865319	**	82
	Fannie Mae	FNMA ARM 5.98 4/36 868793	**	414
	Fannie Mae	FNMA ARM 5.839 1/3 879146	**	450
	Fannie Mae	FNMA ARM 5.40 11/35 879153	**	312
	Fannie Mae	FNMA ARM 5.80 3/36 881670	**	192
	Fannie Mae	FNMA ARM 6.25 6/36 886983	**	61
	Fannie Mae	FNMA ARM 4.56 5/35 888115	**	1,069
	Fannie Mae	FNMA ARM 4.86 7/35 888382	**	729
	Fannie Mae	FNMA ARM 5.07 9/36 888398	**	1,478
	Fannie Mae	FNMA ARM 5.57 5/36 891228	**	942
	Fannie Mae	FNMA ARM 6.21 4/36 891332	**	277

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNMA ARM 6.07 9/36 893611	**	305
	Fannie Mae	FNMA ARM 6.08 4/36 895834	**	129
	Fannie Mae	FNMA ARM 5.50 5/36 896475	**	353
	Fannie Mae	FNMA ARM 6.60 9/36 898177	**	593
	Fannie Mae	FNMA ARM 6.62 9/36 898178	**	514
	Fannie Mae	FNMA ARM 6.65 9/36 898179	**	566
	Fannie Mae	FNMA ARM 6.62 9/36 898180	**	532
	Fannie Mae	FNMA ARM 5.26 11/3 901494	**	238
	Fannie Mae	Bond FNMA 6% 5/15/11	**	6,377
	Fannie Mae	Bond FNMA 6.125% 3/15/12	**	39,761
	Fannie Mae	Bond 4.75% 11/19/12	**	23,605
	Fidelity	FIDELITY INSTL CSH M CL A	**	14,709
	First Investors Auto Owner Tru FIAOT 06A A3	Mortgage backed security 4.93 2/15/11	**	337
	Fleet Financial Group	Corporate Bond 7.375 12/01/09	**	907
	Ford Credit Auto Owner Trust FORDO 07-A A4A	Mortgage backed security 5.47 6/12	**	812
	Ford Credit Auto Owner Trust FORDO 06-C A4A	Mortgage backed security 5.15% 2/12	**	1,509
	Ford Credit Auto Owner Trust FORDO 2005-A B	Mortgage backed security 3.88 1/10	**	293
	Ford Credit Auto Owner Trust FORDO 2006-C B	Mortgage backed security 5.3% 6/12	**	360
	Ford Credit Auto Owner Trust FORDO 07-A B	Mortgage backed security 5.6 10/12	**	210
	Ford Credit Auto Owner Trust FORDO 2006-B B	Mortgage backed security 5.43% 2/12	**	785
	Franklin Auto Trust FRNK 07-1 B	Corporate Bond 5.13 2/15	**	498
	Franklin Auto Trust FRNK 06-1 A4	Mortgage backed security 5.03% 7/14	**	2,099
	Franklin Auto Trust FRNK 06-1 B1	Mortgage backed security 5.14% 7/14	**	135
	Freddie Mac	FHLG 5.00 5/14 #E76434	**	20
	Freddie Mac	FHLG 5.00 6/14 #E77224	**	68

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Freddie Mac	FHLM ARM 4.889 3/3 847126	**	28
	Freddie Mac	FHLM ARM 4.314 12/ 1B2670	**	86
	Freddie Mac	FHLM ARM 4.22 2/35 1B2747	**	567
	Freddie Mac	FHLM ARM 4.63 3/35 1B2811	**	386
	Freddie Mac	FHLM ARM 4.497 6/3 1B2907	**	105
	Freddie Mac	FHLM ARM 4.68% 1/36 #847584	**	155
	Freddie Mac	FHLM ARM 5.084% 8/35 #1J0005	**	128
	Freddie Mac	FHLM ARM 4.401 2/35 1G0103	**	281
	Freddie Mac	FHLM ARM 4.37 3/35 1G0125	**	150
	Freddie Mac	FHLM ARM 4.444 3/3 1G0133	**	109
	Freddie Mac	FHLM ARM 4.504 3/3 1G0145	**	104
	Freddie Mac	FHLM ARM 4.941 11/ 1J1228	**	382
	Freddie Mac	FHLM ARM 5.26 1/36 1J1274	**	343
	Freddie Mac	FHLM ARM 4.93 9/35 1K1215	**	373
	Freddie Mac	FHLM ARM 5.78% 10/35 #1N0063	**	108
	Freddie Mac	FHLM ARM 5.62% 12/35 #1N0117	**	518
	Freddie Mac	FHLM ARM 5.88% 4/36 #1J1279	**	627
	Freddie Mac	FHLM ARM 6.17 2/36 #1N0126	**	906
	Freddie Mac	FHLM ARM 5.775# 1/37 #1N1446	**	499
	Freddie Mac	FHLM ARM 5.34 6/35 1L0097	**	239
	Freddie Mac	FHLM ARM 4.40 8/35 1L1225	**	1,567
	Freddie Mac	FHLM ARM 5.885 6/3 1L1275	**	172
	Freddie Mac	FHLM ARM 5.15% 8/36 #1B7241	**	271
	Freddie Mac	FHLM ARM 5.85% 1/36 #1G1803	**	832
	Freddie Mac	FHLM ARM 4.441 2/3 781229	**	81
	Freddie Mac	FHLM ARM 6.07% 6/36 #1G2424	**	235
	Freddie Mac	FHLM ARM 4.30% 11/34 #782877	**	336

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Freddie Mac	FHLM ARM 4.60% 2/35 #783028	**	319
	Freddie Mac	FHLM ARM 4.232 1/3 782988	**	197
	Freddie Mac	FHLM ARM 4.434 2/3 783032	**	157
	Freddie Mac	FHLM ARM 4.307 3/3 783067	**	82
	Freddie Mac	Bond FHLMC 4.75% 3/5/12	**	12,574
	Freddie Mac	Bond FHLMC 4.125% 12/21/12	**	20,087
	Fremont Home Loan Trust FHLT 04-1 M3	Mortgage backed security 1ML+55 2/34	**	80
	Fremont Home Loan Trust FHLT 04-1 M2	Mortgage backed security 1ML+50 2/34	**	94
	Fremont Home Loan Trust FHLT 04-1 M1	Mortgage backed security 1ML+45 2/34	**	27
	Fremont Home Loan Trust FHLT 04-A M1	Mortgage backed security 1ML+55 1/34	**	311
	Gco Slims Trust GCOSL 06-1A NOTE	Mortgage backed security 5.72 3/22	**	543
	Ge Capital Commercial Mortgage GECMC 04-C3 A2	Mortgage backed security 4.433 7/39	**	1,960
	Ge Capital Commercial Mortgage GECMC 07-C1 XP	Interest Only Strip CSTR 12/49	**	279
	Ge Capital Commercial Mortgage GECMC 04-C2 A2	Mortgage backed security 4.119 3/40	**	517
	Ge Capital Credit Card Master GEMNT 07-1 B	Mortgage backed security 4.95 3/13	**	1,360
	Ge Capital Credit Card Master GEMNT 2007-3 B	Mortgage backed security 5.49 6/13	**	1,441
	General Elec Cap Corp	Corporate Bond 7.5 6/15/09	**	1,151
	General Elec Cap Corp	Corporate Bond 4.25 9/13/10	**	2,826
	General Elec Cap Corp	Corporate Bond 5.2 2/01/11	**	4,685
	Genworth Financial Inc	Corporate Bond 5.231 5/16/09	**	1,283
	Genworth Global Funding	Corporate Bond 5.2 10/8/10	**	385
	Global Signal Trust TOWER 06-1 C	Mortgage backed security 5.707% 2/36	**	421
	Global Signal Trust TOWER 06-1 B	Mortgage backed security 5.588% 2/36	**	332
	Gmac Commercial Mortgage Secur GMACC 04-C2 A2	Mortgage backed security CSTR 8/38	**	1,474

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Gmac Commercial Mortgage Secur GMACC 2004-C3 A3	Mortgage backed security CSTR 12/41	**	1,262
	Gmac Commercial Mortgage Secur GMACC 05-C1 X2	Interest Only Strip CSTR 5/43	**	146
	Gmac Commercial Mortgage Secur GMACC 06-C1 XP	Interest Only Strip CSTR 11/45	**	77
	Gmac Commercial Mortgage Secur GMACC 05-C1 A2	Interest Only Strip CSTR 5/43	**	740
	Gmac Commercial Mortgage Secur GMACC 04-C3 X2	Interest Only Strip CSTR 12/41	**	97
	Gmac Mortgage Corporation Loan GMACM 05-AR5 1A1	Mortgage backed security CSTR 9/35	**	276
	Goldman Sachs Group Inc	Corporate Bond 6.875 1/15/11	**	1,043
	Goldman Sachs Group Inc	Corporate Bond 6.6 1/15/12	**	566
	Goldman Sachs Group Inc	Corporate Bond 5 1/15/11	**	263
	Greenpoint Financial Crp	Corporate Bond 3.2 6/06/08	**	1,684
	Greenwich Capital Commercial F GCCFC 03-C1 A2	Mortgage backed security 3.285 7/35	**	891
	Greenwich Capital Commercial F GCCFC 07-GG9 A1	Mortgage backed security 5.233% 03/39	**	359
	Greenwich Capital Commercial F GCCFC 07-GG11 XP	Interest Only Strip .48% 12/49	**	720
	Greenwich Capital Commercial F GCCFC 04-GG1 A4	Mortgage backed security 4.755 6/36	**	946
	Greenwich Capital Commercial F GCCFC 05-GG3 A2	Mortgage backed security CSTR 8/42	**	679
	Greenwich Capital Commercial F GCCFC 05-GG3 XP	Interest Only Strip CSTR 8/42	**	541
	Greenwich Capital Commercial F GCCFC 05-GG5	Interest Only Strip CSTR 4/37	**	445
	Gs Auto Loan Trust GSALT 05-1 B	Mortgage backed security 4.62 11/13	**	41
	Gs Auto Loan Trust GSALT 07-1 A3	Mortgage backed security 5.39 12/11	**	1,857
	Gs Auto Loan Trust GSALT 07-1 B	Mortgage backed security 5.53 12/14	**	245
	Gs Mortgage Securities Corpora GSMS 98-GLII A2	Mortgage backed security 6.562 4/31	**	608
	Gs Mortgage Securities Corpora GSMS 05-GG4 XP	Interest Only Strip CSTR 7/39	**	477
	Gsamp Trust GSAMP 04-FM2 M3	Mortgage backed security 1ML+130 1	**	28

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Gsamp Trust GSAMP 04-FM2 M2	Mortgage backed security 1ML+110 1/34	**	28
	Gsr Mortgage Loan Trust GSR 05-AR2 2A1	Mortgage backed security CSTR 4/35	**	352
	Hartford Finl Svcs Grp	Corporate Bond 5.55 8/16/08	**	232
	Hbos Treasury Srvcs Plc	Corporate Bond 3.75 9/ 144A	**	932
	Heinz (H.J.) Co	Corporate Bond 6.428 12/01 144A	**	757
	Honda Auto Receivables Owner T HAROT 05-4 A4	Mortgage backed security 4.6 11/10	**	1,214
	Host Marriott Pool Trust HMPT 99-HMTA D	Mortgage backed security 7.97 8/15	**	212
	Host Marriott Pool Trust HMPT 99-HMTA B	Mortgage backed security 7.3% 8/15	**	252
	Household Automotive Trust HAT 05-1 A4	Mortgage backed security 4.35% 6/12	**	1,541
	Household Automotive Trust HAT 2006-3 A3	Mortgage backed security 5.38% 9/11	**	1,913
	Household Automotive Trust HAT 07-1 A3	Mortgage backed security 5.3 11/11/11	**	656
	Household Automotive Trust HAT 07-1 A4	Mortgage backed security 5.3 11/18/13	**	868
	Hsbc Finance Corp	Corporate Bond 5.25 1/14/11	**	512
	Hsbc Finance Corp	Corporate Bond 5.875 2/1/09	**	310
	Hsbc Finance Corp	Corporate Bond 4.125 12/15/08	**	496
	Hsbc Finance Corp	Corporate Bond 4.75 5/15/09	**	773
	Hsbc Finance Corp	Corporate Bond 4.125 11/16/09	**	2,304
	Hutchison Wham Int 03/33 INT 03/33	Corporate Bond 5.45 11 144H	**	2,107
	Hutchison Whamp Intl Ltd	Corporate Bond 7 2/1 144A	**	432
	Hyundai Auto Receivables Trust HART 06-1 C	Mortgage backed security 5.34 11/12	**	97
	Hyundai Auto Receivables Trust HART 2007-A A3A	Mortgage backed security 5.04 1/12	**	881
	Hyundai Auto Receivables Trust HART 05-A C	Mortgage backed security 4.22 2/12	**	44
	Hyundai Auto Receivables Trust HART 06-1 B	Mortgage backed security 5.29 11/12	**	74
	Ilfc E-Capital Trust I	Corporate Bond 5.9/VR 144A	**	2,413

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Impac Cmb Trust IMM 05-1 M4	Mortgage backed security 1ML+75 4/35	**	15
	Impac Cmb Trust IMM 05-1 M5	Mortgage backed security 1ML+77 4/35	**	14
	Impac Cmb Trust IMM 05-1 M6	Mortgage backed security 1ML+82 4/35	**	21
	Intl Lease Finance Corp	Corporate Bond 5.625 9/15/10	**	619
	John Deere Capital Corp	Corporate Bond 4.875 3/16/09	**	290
	Jp Morgan Auto Receivables Tru JPMRT 2006-A A4	Mortgage backed security 5.14 12/14	**	828
	Jp Morgan Auto Receivables Tru JPMART 2006-A B	Mortgage backed security 5.36 12/14	**	167
	Jp Morgan Chase Commercial Mor JPMCC 04-C3 A2	Mortgage backed security 4.223 1/42	**	827
	Jp Morgan Chase Commercial Mor JPMCC 05-LDP2 A2	Mortgage backed security 4.575 7/42	**	740
	Jp Morgan Chase Commercial Mor JPMCC 04-CB9 A2	Mortgage backed security CSTR 6/41	**	1,533
	Jp Morgan Chase Commercial Mor JPMCC 2001-C1 A2	Mortgage backed security 5.464 10/35	**	616
	Jp Morgan Chase Commercial Mor JPMCC 05-LDP4 A1	Mortgage backed security CSTR 10/42	**	344
	Jp Morgan Chase Commercial Mor JPMCC 2006-LDP9 A1	Mortgage backed security CSTR 5/47	**	569
	Jp Morgan Chase Commercial Mor JPMCC 04-CB8 A2	Mortgage backed security 3.837 1/39	**	1,255
	Jp Morgan Chase Commercial Mor JPMCC 03-CB7 X2	Interest Only Strip CSTR 1/38	**	33
	Jp Morgan Chase Commercial Mor JPMCC 04-CBX X2	Interest Only Strip CSTR 1/37	**	297
	Jp Morgan Chase Commercial Mor JPMCC 07-LDP10 A-1	Interest Only Strip 5.122% 5/49	**	272
	Jp Morgan Mortgage Trust JPMMT 06-A3 6A1	Mortgage backed security CSTR 8/34	**	514
	Jp Morgan Mortgage Trust JPMMT 2007-A1 5A1	Mortgage backed security CSTR 7/35	**	1,396
	Jp Morgan Mortgage Trust JPMMT 05-A8 2A3	Mortgage backed security CSTR 11/35	**	187
	Jpmorgan Chase & Co	Corporate Bond 6.75 2/1/11 DT	**	264
	Jpmorgan Chase & Co	Corporate Bond 4.6 1/17/11	**	168
	Jpmorgan Chase & Co	Synthetic GIC - Global Wrap - 4.85%	**	(775)
	Keyspan Corp	Corporate Bond 7.625 11/15/10	**	370

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Korea Development Bank	Corporate Bond 3.875 3/02/09	**	752
	Korea Development Bank	Corporate Bond 4.75 7/20/09	**	604
	Kraft Foods Inc	Corporate Bond 4% 10/1/08	**	772
	Kraft Foods Inc	Corporate Bond 4.125 11/12/09	**	269
	Kraft Foods Inc	Corporate Bond 5.625 8/11/10	**	1,244
	Lb Commercial Conduit Mortgage LBCMT 99-C1 A2	Mortgage backed security 6.78 6/31	**	1,252
	Lb-Ubs Commercial Mortgage Tru LBUBS 00-C3 A2	Mortgage backed security 7.95 1/10	**	976
	Lb-Ubs Commercial Mortgage Tru LBUBS 04-C6 A2	Mortgage backed security 4.187 8/29	**	697
	Lb-Ubs Commercial Mortgage Tru LBUBS 00-C5 A1	Mortgage backed security 6.41 12/19	**	5
	Lb-Ubs Commercial Mortgage Tru LBUBS 04-C4 A2	Mortgage backed security CSTR 6/29	**	905
	Lb-Ubs Commercial Mortgage Tru LBUBS 00-C5 A2	Mortgage backed security 6.51 12/26	**	483
	Lb-Ubs Commercial Mortgage Tru LBUBS 04-C2 A3	Mortgage backed security 3.973 3/29	**	699
	Lb-Ubs Commercial Mortgage Tru LBUBS 05-C1 AAB	Mortgage backed security CSTR 2/30	**	553
	Lb-Ubs Commercial Mortgage Tru LBUBS 07-C1 A1	Mortgage backed security CSTR 2/15/40	**	238
	Lb-Ubs Commercial Mortgage Tru LBUBS 07-C1 XCP	Interest Only Strip CSTR 2/40 IO	**	130
	Lb-Ubs Commercial Mortgage Tru LBUBS 07-C2 A1	Mortgage backed security 5.226 2/40	**	202
	Lb-Ubs Commercial Mortgage Tru LBUBS 07-C2 XCP	Interest Only Strip CSTR 2/40	**	581
	Lb-Ubs Commercial Mortgage Tru LBUBS 2006-C6 A1	Mortgage backed security 5.23 9/39	**	346
	Lb-Ubs Commercial Mortgage Tru LBUBS 2006-C7 A1	Mortgage backed security 5.279 11/38	**	163
	Lb-Ubs Commercial Mortgage Tru LBUBS 2006-C3 A1	Mortgage backed security 5.478 3/39	**	327
	Lb-Ubs Commercial Mortgage Tru LBUBS 03-C7 A3	Mortgage backed security CSTR 9/27	**	819
	Lb-Ubs Commercial Mortgage Tru LBUBS 05-C5 XCP	Interest Only Strip CSTR 9/40	**	623
	Lb-Ubs Commercial Mortgage Tru LBUBS 04-C8 XCP	Interest Only Strip CSTR 12/39	**	70

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Lb-Ubs Commercial Mortgage Tru LBUBS 206-C1A XCP	Interest Only Strip CSTR 2/41	**	428
	Lb-Ubs Commercial Mortgage Tru LBUBS 05-C7 XCP	Interest Only Strip CSTR 11/40	**	294
	Legg Mason Inc	Corporate Bond 6.75 7/02/08	**	219
	Lehman Brothers Holdings	Corporate Bond 5.75 7/18/11	**	403
	Lehman Brothers Holdings	Corporate Bond 4.375 11/10	**	368
	Lehman Brothers Holdings	Corporate Bond 4.25 1/27/10	**	681
	Lehman Large Loan Lll-1997-Lli D	Mortgage backed security 7.15 10/34	**	484
	Long Beach Auto Receivables Tr LBART 2006-B A4	Mortgage backed security 5.18 9/13	**	912
	M&I Auto Loan Trust MILT 05-1 B	Mortgage backed security 5.02 7/12	**	1,064
	Marshall & Ilsley Corp	Corporate Bond 5.35 4/1/11	**	266
	Manuf & Traders Trust Co	Corporate Bond 3.85 4/01/13	**	2,014
	Marriott Vacation Club Owner T MVCOT 05-2 A	Mortgage backed security 4.6% 10/27	**	363
	Marriott Vacation Club Owner T MVCOT 06-2A A	Mortgage backed security 5.417 10/28	**	341
	Marriott Vacation Club Owner T MVCOT 06-2A B	Mortgage backed security 5.467 10/28	**	57
	Marriott Vacation Club Owner T MVCOT 06-2A C	Mortgage backed security 5.766 10/28	**	25
	Mastr Adjustable Rate Mortgage MARM 04-11 1A4	Mortgage backed security 1ML+49 11/34	**	28
	Mastr Adjustable Rate Mortgage MARM 04-11 2A2	Mortgage backed security 1ML+44 11/	**	7
	Mastr Seasoned Securities Trus MSSTR 04-1 1A1	Mortgage backed security CSTR 8/17	**	376
	Mbna Capital A	Corporate Bond 8.278 12/01/26	**	576
	Mbna Credit Card Master Note T MBNAS 05-B4 B4	Mortgage backed security 4.9% 3/11	**	1,372
	Meritage Mortgage Loan Trust MMLT 04-1 M1	Mortgage backed security 1ML+50 7/34	**	172
	Merrill Lynch & Co	Corporate Bond 4.125 1/15/09	**	855
	Merrill Lynch & Co	Corporate Bond 4.831 10/27/08	**	619
	Merrill Lynch Mortgage Trust MLMT 04-BPC1 XP	Interest Only Strip CSTR 9/41	**	335

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Merrill Lynch Mortgage Trust MLMT 04-MKB1 A2	Mortgage backed security 4.353 2/42	**	4,851
	Merrill Lynch Mortgage Trust MLMT 05-MCP1 A2	Mortgage backed security 4.556 6/43	**	1,132
	Merrill Lynch Mortgage Trust MLMT 05-MCP1 XP	Interest Only Strip CSTR 6/43	**	162
	Merrill Lynch Mortgage Trust MLMT 04-KEY2 A2	Mortgage backed security 4.166 8/39	**	1,180
	Merrill Lynch Mortgage Trust MLMT 05-MKB2 XP	Interest Only Strip CSTR 9/42	**	33
	Merrill Lynch/Countrywide Comm MLCFC 07-6 A1	Mortgage backed security 5.175 3/12/51	**	247
	Merrill Lynch/Countrywide Comm MLCFC 07-8 A1	Mortgage backed security 4.622 8/49	**	347
	Merrill Lynch/Countrywide Comm MLCFC 06-3 XP	Interest Only Strip CSTR 7/46	**	471
	Merrill Lynch/Countrywide Comm MLCFC 2006-4 XP	Interest Only Strip CSTR 12/49	**	1,466
	Midamerican Energy Co	Corporate Bond 5.65 7/15/12	**	1,177
	Mizuho Finance Cayman	Corporate Bond 8.625 4/15/ 144A	**	1,278
	Morgan Jp & Co Inc	Corporate Bond 6 1/15/09	**	420
	Morgan Jp & Co Inc	Corporate Bond 6.25 1/15/09	**	323
	Morgan Stanley	Corporate Bond 4 1/15/10	**	431
	Morgan Stanley	Corporate Bond 5.05 1/21/11	**	1,636
	Morgan Stanley	Corporate Bond 6.75 4/15/11	**	2,401
	Morgan Stanley Abs Capital I MSAC 03-NC7 M1	Mortgage backed security 1ML+70 6/33	**	170
	Morgan Stanley Capital I MSC 2007-HQ11 A1	Mortgage backed security CSTR 2/44	**	392
	Morgan Stanley Capital I MSC 99-CAM1 A4	Mortgage backed security 7.02 3/32	**	165
	Morgan Stanley Capital I MSC 04-HQ3 A2	Mortgage backed security 4.05 12/41	**	536
	Morgan Stanley Capital I MSC 2006-HQ10 X2	Interest Only Strip CSTR 11/41	**	430
	Morgan Stanley Capital I MSC 07-IQ13 A1	Mortgage backed security 5.05 3/44	**	381
	Morgan Stanley Capital I MSC 07-HQ14 A1	Mortgage backed security 5.38 4/49	**	803
	Morgan Stanley Capital I MSC 04-HQ4 X2	Interest Only Strip CSTR 4/40	**	86

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Morgan Stanley Capital I MSC 05-IQ9 X2	Interest Only Strip CSTR 7/56	**	226
	Morgan Stanley Capital I MSC 2006-HQ9 A1	Mortgage Backed Security 5.49 7/44	**	939
	Morgan Stanley Capital I MSC 07-HQ12 A1	Mortgage backed security CSTR 4/49	**	450
	Morgan Stanley Capital I MSC 06-T21 A1	Mortgage backed security 4.925 10/52	**	674
	Morgan Stanley Capital I MSC 05-HQ5 X2	Interest Only Strip CSTR 1/42	**	73
	Morgan Stanley Capital I MSC 05-TOP17 X2	Interest Only Strip CSTR 12/41	**	113
	Morgan Stanley Dean Witter Cap MSDWC 01-NC1 M2	Mortgage backed security 1ML+107 10/31	**	6
	National Collegiate Student Lo NCSLT 05-2 AIO	Interest Only Strip 7.73 3/12	**	102
	National Collegiate Student Lo NCSLT 04-2 AIO	Interest Only Strip 9.75 10/14	**	293
	National Collegiate Student Lo NCSLT 06-1 A-IO	Interest Only Strip 5.5 4/11	**	215
	National Collegiate Student Lo NCSLT 05-1 AIO	Interest Only Strip 6.75% 12/09	**	57
	National Collegiate Student Lo NCSLT 2007-2 AIO	Interest Only Strip 6.7 7/12	**	430
	National Collegiate Student Lo NCSLT 2006-2 AIO	Interest Only Strip 6 8/11	**	60
	National Collegiate Student Lo NCSLT 06-4 AIO	Interest Only Strip 6.35 02/12	**	437
	National Collegiate Student Lo NCSLT 05-3Q AIO	Interest Only Strip 4.8 7/12	**	231
	National Collegiate Student Lo NCSLT 2007-1 AIO	Interest Only Strip 7.27 4/12	**	585
	National Collegiate Student Lo NCSLT 2006-3 AIO	Interest Only Strip 7.1 1/12	**	601
	National Rural Utilities	Corporate Bond 5.75 8/28/09	**	426
	Nationslink Funding Corporatio NLFC 99-1 C	Mortgage backed security 6.571 1/31	**	529
	Navistar Financial Corp Owner NAVOT 05-A A4	Mortgage backed security 4.43 1/14	**	566
	New Cingular Wireless Sv / At&T Wireless	Corporate Bond 7.875 3/01/11	**	771
	Nissan Auto Receivables Owner NAROT 05-A A4	Mortgage backed security 3.82 7/10	**	491
	Nissan Auto Receivables Owner NAROT 07-B A3	Mortgage backed security 5.03 5/11	**	738

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Nordstrom Prvt Label Credit Ca NORD 07-1A A	Mortgage backed security 4.92 5/13 144A	**	2,251
	Northstar Education Finance, I NEF 05-1 A5	Mortgage backed security 4.74 10/45	**	829
	Novastar Home Equity Loan NHEL 04-1 M1	Mortgage backed security 1ML+45 6/34	**	130
	Nstar	Corporate Bond 8 2/15/10	**	341
	Onyx Acceptance Owner Trust ONYX 05-B A4	Mortgage backed security 4.34% 5/12	**	459
	Oracle Corp	Corporate Bond 5 1/15/11	**	430
	Orix Corp	Corporate Bond 5.48% 11/22/11	**	1,106
	Park Place Securities Inc PPSI 04-WCW1 M1	Mortgage backed security 1ML+63 9/34	**	276
	Petroleum Export/Cayman	Corporate Bond 4.623 6/15 144A	**	408
	Petroleum Export/Cayman	Corporate Bond 4.633 6/15 144A	**	244
	Pinnacle Capital Asset Trust PCAT 2006-A B	Mortgage backed security 5.51% 9/09	**	330
	Pinnacle Capital Asset Trust PCAT 2006-A C	Mortgage backed security 5.77% 5/10	**	306
	Prime Property Funding	Corporate Bond 5.6 6/15/11	**	540
	Providian Master Note Trust PMNT 06-B1A B1	Mortgage backed security 5.35 3/13	**	1,124
	Providian Master Note Trust PMNT 05-2 B2	Mortgage backed security 5.1 11/12	**	1,030
	Rabobank Nederland	Synthetic GIC - Global Wrap - 4.85%	**	(776)
	Ras Laffan Liq Nat Gas	Mortgage backed security 8.294 3/15/14 144A	**	644
	Republic Of Chile	Foreign Bond 6.875 4/28/09 DT	**	42
	Residential Asset Mortgage Pro RAMP 04-SL2 A1I	Mortgage backed security 6.5 10/16	**	55
	Residential Asset Mortgage Pro RAMP 04-RS6 MII2	Mortgage backed security 1ML+130 6/34	**	225
	Residential Asset Mortgage Pro RAMP 03-SL1 A31	Mortgage backed security 7.125 4/31	**	246
	Salomon Brothers Mortgage Secu SBM7 00-C1 A2	Mortgage backed security 7.52 12/09	**	955
	Salomon Brothers Mortgage Secu SBM7 00-C3 A2	Mortgage backed security 6.592 12/33	**	888
	Santander Issuances	Corporate Bond 5.805/VAR 6/20/16	**	767

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Santander Drive Auto Receivabl SDART 07-3 A3 FGIC	Mortgage backed security 5.42 8/12	**	534
	Santander Us Debt Sa Uni	Corporate Bond 4.75 10/21 144A	**	2,333
	Sba Cmbs Trust SBAC 05-1A A	Mortgage backed security 5.369 11/35	**	348
	Sba Cmbs Trust SBAC 05-1A B	Mortgage backed security 5.565 11/35	**	240
	Scotland Intl Fin No.2	Mortgage backed security 7.7 8/15/10 144A	**	1,109
	Securitized Asset Backed Recei SABR 04-NC1 M1	Mortgage backed security 1ML+52 2/34	**	247
	Sempra Energy	Corporate Bond 7.95 3/01/10	**	761
	Sempra Energy	Corporate Bond 4.75 5/15/09	**	256
	Simon Property Group Lp	Corporate Bond 4.875 8/15/10	**	379
	Simon Property Group Lp	Corporate Bond 5.375 6/1/11	**	1,121
	Simon Property Group Lp	Corporate Bond 5.6 9/1/11	**	628
	Slm Corp	Corporate Bond 4% 1/15/09	**	1,753
	Slm Corp	Corporate Bond 4 1/15/10	**	620
	Slm Student Loan SLMA 05-7 A3	Mortgage backed security 4.41 7/25	**	1,247
	Slm Student Loan Trust SLMA 04-A B	Mortgage backed security 3ML+58 6/33	**	203
	Sp Powerassets Ltd	Corporate Bond 3.8 10 144S	**	1,301
	Sprint Capital Corp	Corporate Bond 7.625 1/30/11	**	1,305
	Starwood Commercial Mortgage T STARW 99-C1A B	Mortgage backed security 6.92 2/14	**	192
	State St Bk & Tr Co Boston	Synthetic GIC - Global Wrap - 4.85%	**	(776)
	Structured Asset Securities Co SASC 04-NP1 A	Mortgage backed security 1ML+40 9/33	**	79
	Structured Asset Securities Co SASC 04-GEL1 A	Mortgage backed security 1ML+36 2/34	**	27
	Svo Voi Mortgage Corp SVOVM 05-A A	Mortgage backed security 5.25 2/21	**	362
	Telecom Italia Capital	Corporate Bond 4 11/15/08	**	1,002
	Telecom Italia Capital	Corporate Bond 4% 1/15/10	**	1,871
	Telecom Italia Capital	Corporate Bond 4.875 10/01/10	**	463

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Telefonos De Mexico S.A.	Corporate Bond 4.5 11/19/08	**	185
	Telefonos De Mexico S.A.	Corporate Bond 4.75 1/27/10	**	2,993
	Transcapit (Transneft)	Corporate Bond 5.67 3/5/14 144A	**	1,025
	Triad Auto Receivables Owner T TAROT 06-A A3	Mortgage backed security 4.77% 1/11	**	418
	Triad Auto Receivables Owner T TAROT 06-A A4	Mortgage backed security 4.88% 4/13	**	717
	Triad Auto Receivables Owner T TAROT 2006-C A3	Mortgage backed security 5.26 11/14	**	1,224
	Triad Auto Receivables Owner T TAROT 2006-C A4	Mortgage backed security 5.31 5/13	**	568
	Tyrquoise Card Backed Security HCARD 07-1 B	Mortgage backed security 5.53 6/12	**	1,042
	Unicredito Luxem Fin	Corporate Bond 5.584/VAR 1/13/17	**	1,118
	Us Bancorp	Corporate Bond 5.3 4/28/09	**	367
	Us Treasury Note/Bond	USTN 4.375% 12/15/10	**	539
	Us Treasury Note/Bond	USTN 4.625 7/31/12	**	54,056
	Us Treasury Note/Bond	USTN 4.25 6/30/12	**	4,602
	Unitedhealth Group Inc	Corporate Bond 5.125 11/15/10 144A	**	1,734
	Verizon Communications	Corporate Bond 7.25 12/1/10	**	2,356
	Verizon New York Inc	Corporate Bond 6.875 4/01/12	**	365
	Vodafone Group Plc	Corporate Bond 7.75 2/15/10DT	**	2,754
	Vodafone Group Plc	Corporate Bond 5.5 6/15/11	**	794
	Wachovia Auto Loan Owner Trust WALOT 06-2 B	Mortgage backed security 5.29% 6/12	**	368
	Wachovia Auto Loan Owner Trust WALOT 06-2 C	Mortgage backed security 5.34% 10/12	**	693
	Wachovia Auto Loan Owner Trust WALOT 07-1 B	Mortgage backed security 5.38 7/20/12	**	1,050
	Wachovia Auto Loan Owner Trust WALOT 07-1C	Mortgage backed security 5.45 1/22/12	**	725
	Wachovia Auto Loan Owner Trust WALOT 06-1 A-3	Mortgage backed security 5.1 7/11	**	430
	Wachovia Auto Loan Owner Trust WALOT 06-1B	Mortgage backed security 5.15% 7/12	**	534

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Wachovia Auto Owner Trust WAOT 05-B A3	Mortgage backed security 4.79% 4/10	**	1,810
	Wachovia Bank Commercial Mortg WBCMT 03-C7 A1	Mortgage backed security 4.241 10/35	**	875
	Wachovia Bank Commercial Mortg WBCMT 04-C11 A3	Mortgage backed security 4.719 1/41	**	362
	Wachovia Bank Commercial Mortg WBCMT 2006-C27 A2	Mortgage backed security 5.624 7/45	**	265
	Wachovia Bank Commercial Mortg WBCMT 07-C30 A1	Mortgage backed security 5.031 12/43	**	365
	Wachovia Bank Commercial Mortg WBCMT 2007-C30 XP	Interest Only Strip CSTR 12/43	**	538
	Wachovia Bank Commercial Mortg WBCMT 05-C16 APB	Mortgage backed security 4.692 10	**	1,374
	Wachovia Bank Commercial Mortg WBCMT 2004-C15 A2	Mortgage backed security 4.039 10/41	**	1,960
	Wachovia Bank Commercial Mortg WBCMT 05-C16 A2	Mortgage backed security 4.38 10/41	**	1,836
	Wachovia Bank Commercial Mortg WBCMT 03-C8 A3	Mortgage backed security 4.445 11/35	**	1,547
	Wachovia Bank Commercial WBCMT 04-C14 A2	Mortgage backed security 4.368 8/41	**	543
	Wachovia Bank Commercial Mortg WBCMT 05-C22 A1	Mortgage backed security 4.98 12/44	**	125
	Wachovia Bank Commercial Mortg WBCMT 06-C24 XP	Interest Only Strip CSTR 3/45	**	488
	Wachovia Bank Commercial Mortg WBCMT 04-C15 XP	Interest Only Strip CSTR 10/41	**	130
	Wachovia Bank Commercial Mortg WBCMT 05-C18 XP	Interest Only Strip CSTR 4/42	**	341
	Wachovia Capital Trust V	Corporate Bond 7.965 6 144A	**	312
	Wachovia Corp0Ration	Corporate Bond 3.5 8/15/08	**	148
	Wamu Mortgage Pass-Through Cer WAMU-05-AR16 1A3	Mortgage backed security CSTR 12/35	**	690
	Washington Mutual Bank	Corporate Bond 4.5 8/2	**	72
	Washington Mutual Master Note WMMNT 2007-B1 B1	Mortgage backed security 4.95 3/14	**	2,070
	Wells Fargo & Company	Corporate Bond 4 9/10/1	**	1,104
	Wells Fargo & Company	Corporate Bond 4 8/15/08	**	1,524
	Wells Fargo Mortgage Backed Se WFMBS 06-AR8 2A6	Mortgage backed security CSTR 4/36	**	826

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Wells Fargo Mortgage Backed Se WFMBS 5-AR9 2A1	Mortgage backed security CSTR 5/35	**	822
	Wells Fargo Mortgage Backed Se WFMBS 05-AR10 2A2	Mortgage backed security CSTR 6/35	**	1,451
	Western Union Co	Corporate Bond 5.4 11/17 144A	**	1,134
	Wfs Financial Owner Trust WESTO 04-4 A4	Mortgage backed security 3.44% 5/12	**	824
	Wfs Financial Owner Trust WESTO 05-3 A4	Mortgage backed security 4.39 5/13	**	406
	Wfs Financial Owner Trust WESTO 05-3 C	Mortgage backed security 4.54 5/13	**	325
	World Omni Auto Receivables Tr WOART 06-A A3	Mortgage backed security 5.01 10/10	**	688
	World Omni Auto Receivables Tr WOART 07-B A3A	Mortgage backed security 5.28 1/17/12	**	427
	Sub-Total Managed Income Fund			585,783
	Self Directed Brokerage Account	13,013 Shares	**	13,013
	Total Assets			1,577,627

*   Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 30, 2008	By: /s/ Scott V. King
Scott V. King
Vice President and Controller

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	49